Exhibit 99.1

Immuron CEO, Steven Lydeamore presentation to Coffee Microcaps Conference

Melbourne, Australia, March 7, 2025: Immuron Limited (ASX: IMC; NASDAQ: IMRN) is pleased to advise our Chief Executive Officer, Steven Lydeamore will be presenting virtually at the Coffee Microcaps Conference on Friday 7th March 2025 (11am Australian Eastern time).

A copy of the presentation being made is included below.

This release has been authorised by the directors of Immuron Limited.

- - - END - - -

COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Travelers’ diarrhea (TD)

TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource-limited destinations (Leung et al., 2006). Diarrhea continues to be the most frequent health problem among travelers to destinations in lower- and middle-income regions (Steffen, 2017). Deployed US military personnel, essentially representing a long-term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment (Connor et al., 2012). Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E. coli, Campylobacter spp., and Shigella spp. among the most commonly reported etiologies (Riddle et al., 2006).

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

IMM-124E (Travelan®)

IMM-124E was developed using Immuron’s platform technology. IMM-124E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC. A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC. (Otto et al., 2011)

The resultant hyperimmune colostrum IMM-124E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA-I and Flagellin (Sears et al., 2017).

The antibodies produced in IMM-124E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O-polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine.

IMM-124E is manufactured into a tablet form referred to as Travelan®.

IMM-529

Immuron is developing IMM-529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent Clostridioides difficile infection (CDI). IMM-529 antibodies targeting Clostridioides difficile (C. diff) may help to clear CDI infection and promote a quicker re-establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI.

Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum-derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components. IMM-529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells.

This unique 3-target approach has yielded promising results in pre-clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P <0.01) and (3) Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Importantly IMM-529 antibodies cross-react with whole cell lysates of many different human strains of C. diff including hypervirulent strains.

To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease (Hutton et al., 2017).

ProIBS®

Immuron has an exclusive distribution agreement with Calmino goup AB for the territories of Australia and New Zealand for ProIBS®. ProIBS® - to help patients treat IBS symptoms ProIBS® is a certified medical device for the treatment of IBS symptoms such as abdominal pain, bloating and unsettled bowel movements (diarrhoea and/or constipation). ProIBS® contains AVH200®, derived from the plant Aloe barbadensis. Mill. AVH200® has gel forming components which support the intestinal mucosal barrier. As IBS is known to affect individuals for a long period of time, it is essential to have a treatment appropriate for long-term use –as ProIBS® is. The product is safe, and no interactions with other medications are known. Science-driven innovative Calmino group AB, the developer of ProIBS®, conducted a usability study among 1,003 users. PROIBS® was helpful for 94% of them. 91% of the users experienced an improvement in daily life and 98% would recommend PROIBS® to someone else. To learn more please check: www.proibs.eu.

2

Irritable bowel syndrome (IBS) is a common condition where you experience symptoms related to your digestive system. This is sometimes linked to certain foods, lifestyle habits and stress levels or mood. IBS affects around 3 out of every 10 people.

Females are more likely than males to be affected. Some key symptoms of IBS include: abdominal pain or discomfort; stomach bloating and wind; chronic diarrhoea or constipation, or alternating between the two.(healthdirect.gov.au) According to available data, the IBS treatment market in Australia is estimated to be a part of the broader “Digestives & Intestinal Remedies” market, generating a revenue of around AU$221.14 million in 2025, with a projected annual growth rate of 3.28%.(Statista)

References

Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546-54; 2012.

Hutton, M.L., Cunningham, B.A., Mackin, K.E. et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative. Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul-Aug; 23(4): 519-27; 2006

Otto W, Najnigier B, Stelmasiak T and Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46: 862– 868; 2011.

Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long-term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891-900; 2006.

Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF. Bioactive Immune Components of Anti-Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products. Clinical and Vaccine Immunology. 24 (8) 1-14; 2017.

Steffen R. Epidemiology of travelers’ diarrhea. J Travel Med. 24(suppl_1): S2-S5; 2017.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

Subscribe for Immuron News: Here

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

3

7 March 2025 Steven Lydeamore Chief Executive Officer Coffee Microcaps NASDAQ: IMRN ASX: IMC

Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “ anticipates,” “expects,” “intends,” “plans,” “believes,” “ seeks,” “estimates,” “guidance” and s imilar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain r i sks and uncertainties, some of which are beyond Immuron’s control, including those r i sks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ f rom those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by l aw or by any appropriate regulatory authority. YTD FY 2025 results in this presentation are subject to audit review. SAFE HARBOR STATEMENT

Executive summary

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

Company Overview

Two commercially available oral immunotherapeutic products – Travelan® and Protectyn®

3 clinical programs: Travelan®(IMC: Phase 2 CHIM trial), Travelan®(USU: Phase 4 field study), IMM-529 (IMC: preparing IND, Phase 2 trial)

Business Update

Travelan® (IMM-124E) Phase 2 Clinical Study Report submitted to the FDA

Travelan® (IMM-124E) Phase 2 Clinical Study ***statistically significant*** immunology and microbiome responses

Travelan® (IMM-124E) Travelan® Uniformed Services University IMM-124E trial ***recruited 100%*** of 866 participants

IMM-529 Immuron completes pre-IND meeting with FDA on the development of IMM-529

New Antimicrobial resistance (AMR) collaboration with Monash University to develop new therapeutic drug candidates against Vancomycin-resistant enterococci (VRE)

New distribution agreement; IMC to launch ProIBS in Australia

Results & Outlook

December 2024 Half Yearly revenue of ***A$4.0 million, up 70%*** on pcp

December 2024 Half Yearly North American revenue of ***A$1.1 million, up 130%*** on pcp

Evaluating options to enter international markets

Evaluating additional options to add to marketed products portfolio

Financial Snapshot

Shares on Issue	233,526,869
Total Options	14,418,566
Last Traded Price	IMC: A$0.076
52 week High/Low	IMC: A$0.17/0.066 IMRN: $5.96/1.65
Market Cap	IMC: A$17.7m
Cash & Cash Equivalents (31 December 2024)	A$7.7m

Major Shareholders

Holder	Units	% of CSO
HSBC Custody Nominees (Australia)	79,299,224	34.0 %
Authentics Australia Pty. Ltd.	5,500,000	2.4 %
Grandlodge	3,846,712	1.7 %
Management & Board	**3,234,153**	**1.4 %**

as of 5 March 2025

3

immuron

Immuron Ltd is an Australian integrated biopharmaceutical company with global scale, focused on developing, and commercialising, oral immunotherapeutic for the treatment of gut mediated diseases Immuron Limited Vancouver, BC Canada Immuron Inc New York USA Immuron HQ Melbourne Australia Research & Development Ongoing clinical trials 3 pipeline assets in 3 clinical programmes Global footprint Australia, US, Canada and expanding Market Penetration New markets & expanding distribution channels Technology Platform Developing oral immunoglobulin technology Our Products Coming Soon • E.U. certified medical device • Reduce occurrence of symptoms of medically diagnosed Irritable Bowel Syndrome • Relief of symptoms of medically diagnosed Irritable Bowel Syndrome • Reduce the risk of Traveller’s Diarrhoea • Sold in pharmacies Australia - wide • Available in Australia, Canada and U.S.A. • Clinically proven to support Liver Health and promote healthy Digestive Function • A dietary supplement scientifically formulated to contain high levels of active antibodies • Established as a Practioner Only brand since 2014

TRAVELLERS DIARRHOEA: FACTS Travellers’ Diarrhoea – What is it? • Travellers’ Diarrhoea is more commonly referred to as Bali Belly, Delhi Belly, Montezuma’s Revenge, Tourist Trot, Rangoon Runs or just TD. • Characterised by fever, belly cramps and profuse watery diarrhoea that can last for several days and can lead to severe dehydration. Travellers’ Diarrhoea – How common is it? • The most predictable travel - related illness with attack rates ranging from 30% to 70% of travellers, depending on the destination and season of travel. 2 Travellers’ Diarrhoea – Causes? • Poor standards of hygiene, sanitation and food handling practices are likely the largest contributor to the risk for Travellers’ Diarrhoea. • ~ 80% - 90% of Travellers’ Diarrhoea is caused by bacteria pathogens, the most common being Enterotoxigenic Escherichia coli (ETEC). 1

Travel statistics: • Statistics show that diarrhea and symptoms associated with gastrointestinal disorders is one of the leading travel health problems, affecting up to 70% of travelers (in medium to high risk area’s) • Travellers Diarrhoea frequently occurs in environments where there is poor or no access to plumbing or latrines, poorly functioning refrigeration, resulting in unsafe food storage and an increased risk for disease. Lack of safe water may lead to contaminated foods and drinks prepared with such water; inadequate water supply may lead to shortcuts in cleaning hands, surfaces, utensils, and foods such as fruits and vegetables. • High - risk travel areas: South and Southeast Asia, Central America, West and North Africa, South America, East Africa. High risk areas for traveler’s diarrhoea – CDC

Opportunity to Convert Billion Dollar Traveller's Diarrhoea Market from Relief to Prevention by Travelan®


ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF
CLINICALLY PROVEN - OVER 90% PROTECTION
Travelan® - Travel insurance for your belly
30 CAPLETS

Billion Dollar Market

Traveller's diarrhoea treatment market is large and growing at a CAGR of ~7%[1]

Industry tailwinds

International travel continues to grow
Travel to high-risk destinations from Australia exceeds pre-pandemic levels and still growing

Frequent Symptom

30% - 70% of travelers experience traveller's diarrhoea[2]

Proprietary Vaccine

Dairy cows inoculated with proprietary vaccines covering 13 strains of enterotoxigenic E.coli (ETEC)

Bind and Neutralise to Prevent

According to the Centers for Disease Control and Prevention Traveller's Diarrhoea is a clinical syndrome resulting from microbial contamination of ingested food and water.
Travelan® utilises specific antibodies to bind the bacteria and the toxins they produce effectively neutralising them and inhibiting their attachment to the gastrointestinal tract reducing LPS-related inflammation and bacterial colonisation.

Product Differentiation

- Colostrum has some antibacterial and immune modulatory properties.
- However, ***Travelan®*** has in addition to the colostrum-derived compounds very high concentration of anti-*E.coli* antibodies.
- ***Travelan®*** utilises specific antibodies to bind the bacteria and the toxins they produce effectively neutralising them and inhibiting their attachment to the gastrointestinal tract reducing LPS-related inflammation and bacterial.
- These antibodies target the major bacteria which cause Traveller's Diarrhoea.
- ***Travelan®*** has a unique synergistic effect between the colostrum-derived products and the high concentration antibodies for suppressing the inflammation and targeting the bacteria which cause Traveller's Diarrhoea in the gastrointestinal system.

7

[1] *https://www.transparencymarketresearch.com/travelers-diarrhea-market.html; Centers for Disease Control and Prevention CDC.gov 2024*

immuron

CONTINUED STRONG SALES GROWTH o Global sales increased by 172% in the 2024 fiscal year to a record A$4.9 million compared to A$1.8 million in FY23 o Half Yearly sales record in Dec 24 A$4.0 million, up 70% pcp o Australia o FY24: a record A$3.75 million; up 223% o Half Yearly sales in December 2024 of A$2.9 million; up 54% o USA o FY24: a record A$1.08 million; up 67% o Half Yearly sales in December of A$0.73 million o Canada o FY24: A$0.08 million o Half Yearly sales in December of A$0.38 million

EXPANSION OF TRAVELAN® DISTRIBUTION

STRONG PIPELINE WITH NEAR TERM MILESTONES 10 2H 2025 1H 2025 Current Status Collaborator Registration Phase 3 Phase 2 Phase 1 Preclinical Peak U.S. sales Compound Indication Topline Data Recruitment Completed 100% of 866 participants recruited Uniformed Services University US$ 102 m Travelan® Traveller's Diarrhoea Initiate Phase 3 Clinical Study End of Phase 2 FDA meeting Completed Naval Medical Research Command IMM - 124E Initiate Phase 2 Clinical Study IND submission to FDA Pre - IND submission to FDA US$ 400 m IMM - 529 Clostridioides Difficile Complete Preclinical Studies Initiated Preclinical activities IMM - 926 Vancomycin Resistant Enterococci IMM - 529 Clostridioides Difficile Infection Uniformed Services University Traveller’s Diarrhoea Trial Travelan® (IMM - 124E) Preclinical studies: 1. Prevention of primary disease (80% P =0.0052) 2. Protection of disease recurrence (67%, P <0.01) and 3. Treatment of primary disease (78.6%, P<0.0001; TcB HBC) Phase 4 (n=866, placebo - controlled trial) Participants U.S. and U.K. military personnel Phase 2 (n=2; placebo - controlled challenge study) Phase 2 (n=60; planned placebo - controlled trial) 100% recruitment – January 2025 Statistically significant endpoints (immunology and microbiome) – January 2025

Scientific references

Travelan® (IMM-124E)

Travelan® has been shown to reduce both the incidence and severity of ETEC-induced diarrhea in up to 90% of volunteers	Scandinavian Journal of Gastroenterology, 46:7-8, 862-868, DOI: 10.3109/00365521.2011.574726
Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers' Diarrhea in Active Duty Military Service Assigned Abroad.	Military Health System Research Symposium 14-17 Aug 2023 Abstract 1
Travelan as a broad Spectrum anti-bacterial	Immuron Limited, 29 April, 2011
Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler's diarrhea	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019
Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018
Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017
Bioactivity and efficacy of a hyperimmune bovine colostrum product- Travelan, against shigellosis in a non-Human primate model (Macaca mulatta)	Islam D, Ruamsap N, Imerbsin R, Khanijou P, Gonwong S, Wegner MD, et al. (2023) Bioactivity and efficacy of a hyperimmune bovine colostrum product- Travelan, against shigellosis in a non-Human primate model (Macaca mulatta). PLoS ONE 18(12): e0294021.
Bioactive Immune Components of Travelan®	Clin Vaccine Immunol 24:e00186-16. https://doi.org/10.1128/CVI.00186-16
Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM-124E) has a non-detrimental effect on gut microbial communities in unchallenged mice	Infect Immun. 2023 Nov; 91(11): e00097-23.
Administration of the Hyper-immune Bovine Colostrum Extract IMM-124E Ameliorates Experimental Murine Colitis	Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785–797, https://doi.org/10.1093/ecco-jcc/jjy213

IMM-529

Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative	Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

11

immuron

EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION: